SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

(*Name of Issuer*)

Limited Partnership Units

(*Title of Class of Securities*)

629422106

(*CUSIP Number*)

J.D. Nichols
600 North Hurstbourne Parkway
Louisville, Kentucky 40222
(502) 426-4800

(*Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications*)

August 16, 2012

(*Date of Event which Requires Filing of this Statement*)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. **[   ]**

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629422106

1) Names of Reporting Persons
   J.D. Nichols

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [   ]
   (b) **[X]**

3) SEC Use Only

4) Source of Funds (See Instructions)
   PF, OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
   [   ]

6) Citizenship or Place of Organization
   United States of America

	(7) Sole Voting Power **0**
Number of Shares Beneficially Owned by Each Reporting Person With	(8) Shared Voting Power **6,133,396**
	(9) Sole Dispositive Power **0**
	(10) Shared Dispositive Power **6,847,887**

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    6,847,887[1]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
    [   ]

13) Percent of Class Reported by Amount in Row (11)
    61.7%[2]

14) Type of Reporting Person (See Instructions)
    IN/HC

---

[1] The number of units reported as beneficially owned is as of August 16, 2012. Includes 714,491 units directly beneficially owned by NTS Realty Partners, LLC, which do not have any voting rights.

[2] The percentage is calculated based on a total of 11,095,274 of the Issuer's limited partnership units outstanding as of August 16, 2012.

1) Names of Reporting Persons
   NTS Realty Partners, LLC

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [   ]
   (b) **[X]**

3) SEC Use Only

4) Source of Funds (See Instructions)
   WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
   [   ]

6) Citizenship or Place of Organization
   State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	
(7) Sole Voting Power	**0**
(8) Shared Voting Power	**0**
(9) Sole Dispositive Power	**0**
(10) Shared Dispositive Power	**714,491**

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    714,491[1]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
    [   ]

13) Percent of Class Reported by Amount in Row (11)
    6.4%[2]

14) Type of Reporting Person (See Instructions)
    OO

---

[1] The number of units reported as beneficially owned is as of August 16, 2012. The units beneficially owned by NTS Realty Partners, LLC do not have any voting rights.
[2] The percentage is calculated based on a total of 11,095,274 of the Issuer's limited partnership units outstanding as of August 16, 2012.

CUSIP No. 629422106

1) Names of Reporting Persons
   ORIG, LLC

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [   ]
   (b) **[X]**

3) SEC Use Only

4) Source of Funds (See Instructions)
   WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
   [   ]

6) Citizenship or Place of Organization
   State of Kentucky

	(7) Sole Voting Power **0**
Number of Shares Beneficially Owned by Each Reporting Person With	(8) Shared Voting Power **5,411,501**
	(9) Sole Dispositive Power **0**
	(10) Shared Dispositive Power **5,411,501**

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    5,411,501[1]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
    [   ]

13) Percent of Class Reported by Amount in Row (11)
    48.8%[2]

14) Type of Reporting Person (See Instructions)
    OO

---

[1] The number of units reported as beneficially owned is as of August 16, 2012.
[2] The percentage is calculated based on a total of 11,095,274 of the Issuer's limited partnership units outstanding as of August 16, 2012.

1) Names of Reporting Persons
   Ocean Ridge Investments, Ltd.

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [   ]
   (b) **[X]**

3) SEC Use Only

4) Source of Funds (See Instructions)
   WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
   [   ]

6) Citizenship or Place of Organization
   State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power **0**
	(8) Shared Voting Power **456,401**
	(9) Sole Dispositive Power **0**
	(10) Shared Dispositive Power **456,401**

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    456,401[1]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
    [   ]

13) Percent of Class Reported by Amount in Row (11)
    4.1%[2]

14) Type of Reporting Person (See Instructions)
    PN

---

[1] The number of units reported as beneficially owned is as of August 16, 2012.
[2] The percentage is calculated based on a total of 11,095,274 of the Issuer's limited partnership units outstanding as of August 16, 2012.

1) Names of Reporting Persons
   BKK Financial, Inc.

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [   ]
   (b) **[X]**

3) SEC Use Only

4) Source of Funds (See Instructions)
   WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
   [   ]

6) Citizenship or Place of Organization
   State of Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power **0**
	(8) Shared Voting Power **31,522**
	(9) Sole Dispositive Power **0**
	(10) Shared Dispositive Power **31,522**

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    31,522[1]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
    [   ]

13) Percent of Class Reported by Amount in Row (11)
    0.3%[2]

14) Type of Reporting Person (See Instructions)
    CO

---

[1] The number of units reported as beneficially owned is as of August 16, 2012.
[2] The percentage is calculated based on a total of 11,095,274 of the Issuer's limited partnership units outstanding as of August 16, 2012.

1) Names of Reporting Persons
   The J.D. Nichols Irrevocable Trust for My Daughters

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [   ]
   (b) **[X]**

3) SEC Use Only

4) Source of Funds (See Instructions)
   OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
   [   ]

6) Citizenship or Place of Organization
   State of Kentucky

	(7) Sole Voting Power **0**
Number of Shares Beneficially Owned by Each Reporting Person With	(8) Shared Voting Power **81,479**
	(9) Sole Dispositive Power **0**
	(10) Shared Dispositive Power **81,479**

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    81,479[1]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
    [   ]

13) Percent of Class Reported by Amount in Row (11)
    0.7%[2]

14) Type of Reporting Person (See Instructions)
    OO

---

[1] The number of units reported as beneficially owned is as of August 16, 2012.
[2] The percentage is calculated based on a total of 11,095,274 of the Issuer's limited partnership units outstanding as of August 16, 2012.

CUSIP No. 629422106

1) Names of Reporting Persons
   The J.D. Nichols Irrevocable Trust for My Grandchildren

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [   ]
   (b) **[X]**

3) SEC Use Only

4) Source of Funds (See Instructions)
   OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
   [   ]

6) Citizenship or Place of Organization
   State of Kentucky

	(7) Sole Voting Power **0**
Number of Shares Beneficially Owned by Each Reporting Person With	(8) Shared Voting Power **114,640**
	(9) Sole Dispositive Power **0**
	(10) Shared Dispositive Power **114,640**

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    114,640[1]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
    [   ]

13) Percent of Class Reported by Amount in Row (11)
    1.0%[2]

14) Type of Reporting Person (See Instructions)
    OO

---

[1] The number of units reported as beneficially owned is as of August 16, 2012.

[2] The percentage is calculated based on a total of 11,095,274 of the Issuer's limited partnership units outstanding as of August 16, 2012.

1) Names of Reporting Persons
   Kimberly Ann Nichols

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [   ]
   (b) **[X]**

3) SEC Use Only

4) Source of Funds (See Instructions)
   PF, OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
   [   ]

6) Citizenship or Place of Organization
   United States of America

	(7) Sole Voting Power **0**
Number of Shares Beneficially Owned by Each Reporting Person With	(8) Shared Voting Power **32,603**
	(9) Sole Dispositive Power **0**
	(10) Shared Dispositive Power **32,603**

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    32,603[1]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
    [   ]

13) Percent of Class Reported by Amount in Row (11)
    0.3%[2]

14) Type of Reporting Person (See Instructions)
    IN

---

[1] The number of units reported as beneficially owned is as of August 16, 2012.
[2] The percentage is calculated based on a total of 11,095,274 of the Issuer's limited partnership units outstanding as of August 16, 2012.

CUSIP No. 629422106

1) Names of Reporting Persons
Zelma Nichols

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) **[ ]**
(b) **[X]**

3) SEC Use Only

4) Source of Funds (See Instructions)
PF, OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6) Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power **0**
	(8) Shared Voting Power **5,250**
	(9) Sole Dispositive Power **0**
	(10) Shared Dispositive Power **5,250**

11) Aggregate Amount Beneficially Owned by Each Reporting Person
5,250[1]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13) Percent of Class Reported by Amount in Row (11)
0.1%[2]

14) Type of Reporting Person (See Instructions)
IN

---

[1] The number of units reported as beneficially owned is as of August 16, 2012.
[2] The percentage is calculated based on a total of 11,095,274 of the Issuer's limited partnership units outstanding as of August 16, 2012.

Item 1.   Security and Issuer

        This statement relates to the Limited Partnership Units (the "Units") issued by NTS Realty Holdings Limited Partnership (the "Issuer"). The address of the principal executive offices of the Issuer is 600 North Hurstbourne Parkway, Louisville, Kentucky 40222.

Item 2.   Identity and Background

        The persons filing this statement are J.D. Nichols ("Mr. Nichols"), Zelma Nichols (Mrs. Nichols") and Kimberly Ann Nichols ("Ms. K. Nichols"), each a citizen of the United States of America, the J.D. Nichols Irrevocable Trust for My Daughters ("Daughters Trust") and the J.D. Nichols Irrevocable Trust for My Grandchildren ("Grandchildren Trust"), each a trust formed under the laws of the state of Kentucky, NTS Realty Partners, LLC, a Delaware limited liability company ("NTS"), ORIG, LLC, a Kentucky limited liability company ("ORIG"), Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"), and BKK Financial, Inc., an Indiana corporation ("BKK") (collectively, the "Reporting Persons"). The Reporting Persons, in accordance with instruction (2) to the cover page of Schedule 13D, do not affirm that they are acting as a "group" for purposes of Section 13(d) under the Act; however, in accordance with the perceived statutory purpose of Section 13(d) to inform investors as to accumulations of an issuer's securities and because of the relationships among the Reporting Persons described in this Schedule 13D, the Reporting Persons have filed this Schedule 13D jointly pursuant to the rules promulgated under Section 13(d), including Rule 13d-1(k).

        The information required under this Item 2 is provided for each of the Reporting Persons and other persons required to be listed pursuant to Instruction C of Schedule 13D. The other persons required to be listed pursuant to Instruction C are Brian F. Lavin and Gregory A. Wells, each a citizen of the United States of America and an executive officer of BKK. Mr. Wells is also the trustee of the Daughters Trust and the Grandchildren Trust.

Business and Background of Entities.

        The principal business of NTS is to serve as a general partner of the Issuer. The principal business of ORIG, BKK and Ocean Ridge is to invest in entities that own commercial and residential real estate. BKK is the general partner of Ocean Ridge.

        During the last five years, none of NTS, ORIG, BKK, Ocean Ridge, the Grandchildren Trust or the Daughters Trust has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws. The principal business address of NTS, ORIG, BKK, Ocean Ridge, the Grandchildren Trust and the Daughters Trust is 600 North Hurstbourne Parkway, Louisville, Kentucky 40222.

Business and Background of Natural Persons.

        Mr. Nichols' principal occupation is serving as the Chairman of NTS Corporation and its subsidiaries and affiliates, including NTS Development Company, which directs the management of the Issuer's real properties pursuant to the terms of various management agreements with the Issuer. Mr. Nichols also serves as the sole director of BKK and the managing member of NTS and ORIG. Mrs. Nichols is the owner of a majority of the membership interests of ORIG and is the vice-chairman and owner of 100% of the voting stock of BKK. Mr. Nichols and his daughter, Ms. K. Nichols, a homemaker, are the sole owners of Ocean Ridge.

Mr. Lavin's principal occupation is serving as the president and chief executive officer of each of NTS and NTS Realty Capital, Inc., which is the managing general partner of the Issuer, as well as a director of NTS Realty Capital, Inc. and as the president of each of NTS Corporation, NTS Development Company and NTS Mortgage Income Fund.

Mr. Wells' principal occupation is serving as the executive vice president of NTS and the chief financial officer and executive vice president of NTS Realty Capital, Inc.

None of Mr. Nichols, Mrs. Nichols, Ms. K. Nichols, Mr. Lavin or Mr. Wells has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws. The principal business address of each of Mr. and Mrs. Nichols, Ms. K. Nichols and Messrs. Lavin and Wells is 600 North Hurstbourne Parkway, Louisville, Kentucky 40222.

Item 3.   Source and Amount of Funds or Other Consideration

On February 4, 2004, the Issuer filed a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") with respect to, among other things, a proposed merger of five limited partnerships (the "Partnerships") registered under the Securities Exchange Act of 1934, as amended. The Partnerships involved in the merger were NTS-Properties III, NTS-Properties IV, NTS-Properties V, a Maryland limited partnership, NTS-Properties VI, a Maryland limited partnership, and NTS-Properties VII, Ltd. The registration statement on Form S-4 was made effective by the SEC on October 27, 2004. The merger vote closed on December 27, 2004 and the Partnerships merged with and into the Issuer on December 28, 2004.

Concurrent with the merger, ORIG contributed substantially all of its assets and all of its liabilities to the Issuer. ORIG received a total of 5,411,501 Units in exchange for (i) its interests in the Partnerships and (ii) its contribution to the Issuer of assets having an appraised value of approximately $63.1 million and indebtedness totaling approximately $49.6 million. NTS received 714,491 Units and Mr. Nichols, his immediate family and entities controlled by them, received 258,720 Units in exchange for their interests in the Partnerships. As a result of the merger, Mr. Nichols became the beneficial owner of 6,384,712 Units.

Since November 21, 2005, the Daughters Trust and the Grandchildren Trust have purchased 81,479 and 114,640 Units for $420,323 and $594,437, respectively, using funds on hand. All of these purchases were made from time to time pursuant to the terms of pre-arranged trading plans intended to comply with Rule 10b5-1 of the Act. The plan expired in November 2011. Under the terms of the plans, the Reporting Persons had no discretion or control over the timing, effectuation or the amount of the purchases.

Since August 12, 2011, Ms. K. Nichols has purchased 30,581 Units for $98,922 using funds on hand. All of these purchases were made from time to time pursuant to the terms of pre-arranged trading plans intended to comply with Rule 10b5-1 of the Act. The plan expired in July 31,

2012. Under the terms of the plans, the Reporting Persons had no discretion or control over the timing, effectuation or the amount of the purchases.

Since November 21, 2005, Ocean Ridge has purchased 234,350 Units for $1,311,974, using working capital.

Since May 30, 2006, Mr. Wells has indirectly acquired beneficial ownership of 1,000 Units for $6,900, using personal funds.

Since June 2, 2006, Brickwood, LLC, a limited liability company managed by Mr. Lavin, has acquired 17,966 Units for $125,157, using working capital.

Item 4.   Purpose of Transaction

For purposes of this Item 4 only, the term "Reporting Persons" shall include Messrs. Lavin and Wells. The Reporting Persons are considering various alternative courses of action with respect to the management and ongoing operations of the Issuer. Accordingly, the Reporting Persons may engage in any number of activities, including without limitation: (i) the acquisition of additional Units; (ii) the acquisition of all or substantially all of the remaining outstanding Units (whether by means of a merger or another form of transaction); (iii) meetings and discussions with board of directors of the general partner of the Issuer (on which Mr. Nichols and Mr. Lavin serve) with the intent to influence the Issuer's business and affairs in this regard; and (iv) any other activities deemed by the Reporting Persons to be effective for the purpose of so influencing the business and affairs of the Issuer. Depending upon market conditions and other factors, any one or more of the Reporting Persons may acquire additional Units through brokerage transactions on the NYSE Amex, the Issuer's current or any future compensation plans or through private transactions, if, in each case, appropriate opportunities to do so are available, on such terms and at such times as the purchaser considers desirable, however, at this time the Reporting Persons do not have any binding obligation or commitment to acquire such additional Units. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. In reaching any conclusion as to the foregoing, each of the Reporting Persons will consider various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, developments in the business and finances of the Reporting Person and general economic and stock market conditions.

Item 5.   Interest in Securities of the Issuer

(a)   See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Units beneficially owned by the Reporting Persons, which is incorporated herein by reference. See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Units beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.

Mr. Lavin is the beneficial owner of 17,966 Units, representing approximately 0.2% of the aggregate number of Units outstanding as of August 16, 2012. Mr. Wells is the beneficial owner of 1,000 Units, representing approximately 0.0% of the aggregate number of Units outstanding as of August 16, 2012.

The Reporting Persons may be deemed to beneficially own, in the aggregate, 6,866,853 Units, representing approximately 61.9% of the aggregate number of Units outstanding as of August 16, 2012.

(b)   See responses corresponding to rows seven through ten of the cover page of each

Reporting Person for the number of Units as to which that Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.

Mr. Lavin shares voting and dispositive power over all of the Units which he beneficially owns. Mr. Wells has sole voting and dispositive power over all of the Units which he beneficially owns.

(c) During the past 60 days, no Unit transactions have been effected on behalf of the Reporting Persons or Messrs. Lavin or Wells.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The filers of this Schedule 13D are not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to any securities of the Issuer (whether or not legally enforceable) between any Reporting Person, any person listed in Item 2 hereof, and any other person.

Item 7. Material to Be Filed as Exhibits

7.1 Joint Filing Agreement dated August 16, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2012   J.D. NICHOLS

                                           /s/ J.D. Nichols

Exhibit 7.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) promulgated under the Securities Act of 1934, as amended, each of J.D. Nichols, Zelma Nichols, Kimberly Ann Nichols, NTS Realty Partners, LLC, ORIG, LLC, Ocean Ridge Investments, Ltd., BKK Financial, Inc., The J.D. Nichols Irrevocable Trust for My Daughters and the J.D. Nichols Irrevocable Trust for My Grandchildren agree hereby that the Schedule 13D to which this Exhibit 7.1 is attached and any amendments thereto relating to the acquisition or disposition of limited partnership units of NTS Realty Holdings Limited Partnership is filed jointly on behalf of each of them.

This agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement.

Dated: August 16, 2012   J.D. NICHOLS

                                /s/ J.D. Nichols
                                _____

Dated: August 16, 2012   ZELMA NICHOLS

                                /s/ Zelma Nichols
                                _____

Dated: August 16, 2012   KIMBERLY ANN NICHOLS

                                /s/ Kimberly Ann Nichols
                                _____

Dated: August 16, 2012   NTS REALTY PARTNERS, LLC

                                By: */s/ J.D. Nichols*
                                           _____
                                Name: J.D. Nichols
                                Title: Manager

Dated: August 16, 2012   ORIG, LLC

                                By: */s/ J.D. Nichols*
                                           _____
                                Name: J.D. Nichols
                                Title: Manager

Dated: August 16, 2012   OCEAN RIDGE INVESTMENTS, LTD

                                By: BKK Financial, Inc., its General Partner
                                           _____
                                By: */s/ J.D. Nichols*
                                Name: J.D. Nichols
                                Title: Chairman of the Board

Exhibit 7.1

Dated: August 16, 2012   BKK Financial, Inc.

By: */s/ J.D. Nichols*
Name: J.D. Nichols
Title: Chairman of the Board

Dated: August 16, 2012   J.D. Nichols Irrevocable Trust for My Daughters

By: */s/ Gregory A. Wells*
Name: Gregory A. Wells
Title: Trustee

Dated: August 16, 2012   J.D. Nichols Irrevocable Trust for My Grandchildren

By: */s/ Gregory A. Wells*
Name: Gregory A. Wells
Title: Trustee